FundX Investment Trust
101 Montgomery Street, Suite 2400
San Francisco, California 94104-3008

June 21, 2019

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Ms. Megan Miller
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Number: 333-231756
Re: FundX Tactical Upgrader Fund
FundX Conservative Upgrader Fund

Dear Ms. Larkin and Ms. Miller:

This correspondence is being filed in response to Ms. Larkin’s June 18, 2019 and Ms. Miller’s June 19, 2019 oral comments, provided to Scott Resnick, regarding the Trust’s Registration Statement filed on Form N‑14 on May 24, 2019 (the “N‑14”). The N‑14 was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining one series of the Trust into one other series of the Trust. Specifically, the Trust is proposing to reorganize the FundX Tactical Upgrader Fund into the FundX Conservative Upgrader Fund. The Trust is filing Pre-Effective Amendment No. 1 on Form N‑14 under Rule 145 to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the Registration Statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

* * * * * *

The Trust’s responses to your comments are as follows:

1.	Please provide a North American Security Trust (“NAST”) analysis to support why the Acquiring Fund was selected as the accounting survivor.

The Trust responds by supplementally providing as Appendix A to this letter the NAST analysis as requested.

2.
With respect to the last two sentences of the first paragraph of the shareholder letter, please consider revising this statement to clarify that the fees will be higher after the reorganization, with or without the fee waiver.

The Trust responds by editing the disclosure as requested.

3.
In the Comparison of the Funds table, on Page 2, with respect to the “Annual Operating Expenses as a Percentage of Average Net Assets for the Fiscal Year” column, please consider changing the word “gross” to “net” for each Fund.

The Trust responds by editing the disclosure as requested.

4.	Please confirm supplementally that the amount subject to recoupment from the Target Fund will not be carried to the Acquiring Fund.

The Trust responds confirming that the amount subject to recoupment from the Target Fund will not be carried to the Acquiring Fund.

5.
In the Comparison of the Funds table, on Page 6, with respect to the “Expense Limitations” column please confirm whether the Expense Cap for the FundX Tactical Upgrader Fund will remain in effect until at least January 31, 2020, or edit this date accordingly to match the remaining references to Expense Caps, which will remain in effect until at least January 31, 2021.

The Trust responds by confirming that this was a typographical error and that the expense caps will remain in effect until at least January 31, 2021. The disclosure is updated accordingly to be consistent.

6.	Please confirm supplementally that the fees listed in the Fees and Expenses table are the current fees as required in Form N-14 Item 3(a).

The Trust responds confirming that the fees listed in the Fees and Expenses table are the current fees.

7.
With respect to the fee table on Page 13, please confirm supplementally that the 0.05% fee waiver in the pro forma column is appropriate, and whether the 0.05% expense reduction is accurate. If you remove the AFFE, the expense ratio is 1.30% and the expense cap is 1.35%, it appears the Fund is operating below the cap, please confirm if the 0.05% waiver is appropriate.

The Trust responds by confirming that there should not be a 0.05% expense reduction and this was a typographical error. Upon the Reorganization, there will be a 0.05% expense recoupment to the FundX Conservative Upgrader Fund. This has been reflected throughout the Information Statement and Statement of Additional Information - the net pro forma expense ratio is 1.99%. Further, the expense example on page 14 already reflected a 1.99% net expense ratio.

8.
With respect to the section entitled “Portfolio Turnover”, on Page 14, please explain supplementally why the Tactical Fund’s portfolio turnover rate was so high, and whether the acquiring fund’s portfolio turnover rate is expected to be similarly high.

The Trust responds by confirming that the Tactical Fund’s portfolio turnover rate was high due to the Fund’s investments in derivatives, specifically, its options strategy, and that the Conservative Fund would not have a high portfolio turnover rate due to its non-derivative strategy. Rather, the Conservative Fund expects the portfolio turnover rate to remain below 100%.

9.
With respect to the section entitled “Board Considerations”, on Page 17, please considering editing the second bullet point to read: “The Tactical Fund and the Conservative Fund have materially the same fundamental investment restrictions.”

The Trust responds by revising the disclosure as suggested.

10.	With respect to the Capitalization table on Page 19, please considering adding a disclaimer that this Capitalization table is for informational purposes only.

The Trust responds by including the suggested disclaimer.

11.
With respect to the Capitalization table on Page 19, please explain why there are no share adjustments shown. The staff notes that typically, adjustments should be footnoted to the capitalization table, and currently there are no footnotes to the table.

The Trust responds by including the suggested footnotes which reflect the appropriate adjustments.

12.	With respect to the Legal Opinion provided by Cravath & Associates, please ask counsel to remove the last paragraph of the opinion letter, consistent with CS Staff Legal Bulletin #19, paragraph 3b.

The Trust responds by providing a new letter with the referenced paragraph removed.

* * * * * *
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Scott Resnick at (626) 914-7372.

Sincerely,

/s/ Jeff Smith

Jeff Smith
President, FundX Investment Trust

cc:    Steven G. Cravath, Cravath & Associates, LLC

Appendix A

NAST Analysis

The FundX Conservative Upgrader Fund (the “Acquiring Fund”), a series of FundX Investment trust (the “Trust”), believes that it is the appropriate accounting survivor following the reorganization (the “Reorganization”), of the FundX Tactical Upgrader Fund (the “Acquired Fund,” and together with the Acquiring Fund, the “Funds”), a series of the Trust, with and into the Acquiring Fund. According to a no-action letter to North American Security Trust (“NAST”),1 in order to determine which fund should be the accounting survivor, the attributes of the new combined fund and the predecessor funds should be compared to determine which predecessor fund most closely resembles the new combined fund. In NAST, the staff of the U.S. Securities and Exchange Commission (the “SEC”) listed five factors that should be relied upon when making such determination. Each of the factors listed in NAST along with the relevant analysis, are discussed below:

1.
Comparison of investment advisers. FundX Investment Group, LLC (“FundX”) is the investment adviser responsible for the day-to-day portfolio management of both Funds. FundX will also be the investment adviser of the combined fund (the “Combined Fund”) after the Reorganization. The portfolio managers for both Funds are Janet Brown, Avani Rau, Martin DeVault, and Sean McKeon and they will also be the portfolio managers of the Combined Fund.

2.
Comparison of investment structure, goals, policies and restrictions. Each Fund is currently classified as a diversified, open-end investment management company under the Investment Company Act of 1940, as amended (the “1940 Act”). As open-end investment management companies, both Funds offer daily liquidity and shares that are redeemable on each business day.

The investment objective of the Acquiring Fund is similar to that of the Acquired Fund: each Fund seeks capital appreciation. Each Fund’s investment objective is non-fundamental and may be changed without shareholder approval upon 60 days’ written notice to shareholders.

The Funds have similar principal investment strategies and the principal investment strategy of the Combined Fund will be identical to that of the Acquiring Fund.

Acquired Fund	Acquiring Fund
The Conservative Fund is a fund-of-funds and as such invests primarily in no-load and load-waived mutual funds, including ETFs (“Underlying Funds”). The Underlying Funds, in turn, invest primarily in individual securities such as common stocks and corporate or government bonds.
Same.
Because markets change, the Advisor actively manages the Fund’s portfolio using a proprietary investment strategy called Upgrading, which seeks to capture global market trends. The Advisor invests in the Underlying Funds that it considers to be in sync with current market leadership. The Advisor sells an Underlying Fund when it believes that the Underlying Fund is no longer performing in sync with current market leadership or if a new Underlying Fund is judged more attractive than a current holding.
Same.
Under normal market conditions, the Conservative Fund may invest in Core Equity Underlying Funds, which generally invest in diversified portfolios of equity securities of well-established U.S. and foreign companies with a wide range of market capitalizations. Core Equity Underlying Funds may also invest in fixed income securities. Core Equity Underlying Funds allow the Fund to participate in broad stock market leadership trends, such as the rotation between growth and value stocks, large- and small-cap stocks, and international and domestic stocks. The Conservative Fund may purchase, without limit, shares of Underlying Funds that invest in domestic, international and global securities. Additionally, the Conservative Fund may hold up to 50% of its assets in Underlying Funds that focus on emerging markets.

Under normal market conditions, the Tactical Fund will have substantial holdings in Core Equity Underlying Funds and/or Total Return Underlying Funds. Core Equity Underlying Funds generally invest in diversified portfolios of equity securities of well-established U.S. and foreign companies with a wide range of market capitalizations. These positions allow the Tactical Fund to participate in broad stock market leadership trends, such as the rotation between growth and value stocks, large- and small-cap stocks, and international and domestic stocks. Total Return Underlying Funds employ a wide variety of investment strategies, including blending equity securities with fixed income instruments, and techniques designed to provide steady returns with dampened volatility, such as market neutral, long/short, arbitrage or other approaches. Because Total Return Underlying Funds are not fully invested in bonds, these funds typically have less credit and interest rate risk.

The Conservative Fund may also invest in Total Return and Bond Underlying Funds which are less aggressive. Total Return Underlying Funds may employ a wide variety of investment strategies, including blending equity securities with fixed income instruments, and techniques designed to provide steady returns with dampened volatility, such as market neutral, long/short, arbitrage or other approaches. Because Total Return Underlying Funds are not fully invested in bonds, these funds typically have less credit and interest-rate risk. Bond Underlying Funds invest in fixed income securities of varying maturity, credit quality (including high-yield securities, or “junk bonds”) and regional exposure. The Fund attempts to take advantage of bond market leadership trends by targeting those areas of the bond market that are excelling in the current market environment. The Conservative Fund aims to control downside risk by limiting exposure to more volatile areas of the bond market and/or hedging its bond market exposure. Investments in Total Return and Bond Underlying Funds are intended to reduce the risk and potential volatility of the Core Equity Underlying Funds, although there can be no assurance that Bond Underlying Funds will be able to moderate risk in this manner. Bond Underlying Funds attempt to cushion stock market volatility.

To a lesser extent the Tactical Fund may also invest a portion of its assets in Sector and Aggressive Equity Underlying Funds, which may invest in more concentrated portfolios or in small-cap, mid-cap or less-seasoned companies, or may make significant use of complex investment techniques, such as leverage, short sales and margin. They may also include the use of derivative securities such as options, futures and swap contracts for hedging and/or speculative purposes. Sector and Aggressive Equity Underlying Funds may be riskier than Core Equity Underlying Funds, but may hold the potential for higher reward. Sector and Aggressive Equity Underlying Funds allow the Fund to participate in more specialized stock market leadership trends, such as rotations between specific sectors or within emerging markets. The Tactical Fund may hold up to 50% of its assets in Underlying Funds that focus on emerging markets. The Tactical Fund may purchase, without limit, shares of Underlying Funds that invest in domestic, international and global securities.

To manage the risk inherent in equity-based mutual funds, the Tactical Fund may attempt to buffer its stock market exposure with a variety of hedging techniques, such as raising cash and using options. Such options strategies may include selling covered call or put options and/or buying put options or put spreads or call options or call spreads. The level at which the portfolio is hedged will vary depending on the Advisor’s perception of the market’s level of risk at any given time.

The fundamental and non-fundamental investment policies of each Fund are materially the same.
Following the Reorganization, the investment structure, goals, principal investment strategies, policies and restrictions of the Acquiring Fund will continue for the Combined Fund.

3.
Comparison of portfolio composition. As of May 31, 2019, the pro forma Combined Fund would have 24 holdings, 5 of which are common to both Funds, 4 which would be from the Acquired Fund and 15 which would be from the Acquiring Fund.

4.Comparison of expense structure and expense ratio. The Acquired Fund’s and Acquiring Fund’s expenses in the tables below are based on the twelve months ended March 31, 2019. The pro forma fees and expenses of the Combined Fund are estimated as if the Reorganization had occurred on April 1, 2018. The expense structures of the Funds are as follows:

Shareholder Fees (fees paid directly from your investment)	FundX Tactical Upgrader Fund	FundX Conservative Upgrader Fund	FundX Conservative Upgrader Fund (Pro Forma)
Redemption/Exchange Fee (as a percentage of amount redeemed/exchanged within 30 days of purchase)	0.00%	0.00%	0.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	FundX Tactical Upgrader Fund	FundX Conservative Upgrader Fund	FundX Conservative Upgrader Fund (Pro Forma)
Management Fee	1.00%	1.00%	1.00%
Distribution (Rule 12b-1) Fees	None	None	None
Other Expenses	0.33%	0.37%	0.30%
Sub-Total Annual Fund Operating Expenses	1.33%	1.37%	1.30%
Underlying Fund Fees and Expenses(1)	0.28%	0.64%	0.64%
Total Annual Fund Operating Expenses(2)	1.61%	2.01%	1.94%
Expense Reduction/Reimbursement	0.02%	-0.02%	0.05%
Total Annual Fund Operating Expenses After Expense Reduction/Reimbursement(3)	1.63%	1.99%	1.99%
(1)    As of the fiscal year ended September 30, 2018.
(2)    The Total Annual Fund Operating Expenses for each Fund do not correlate to the Ratio of Expenses to Average Net Assets Before Expense Reimbursement provided in the Financial Highlights section located in Appendix D of this Information Statement/Prospectus, which reflects the operating expenses of each Fund and does not include Underlying Fund Fees and Expenses.
(3)     FundX has contractually agreed to reduce its fees and/or pay the Tactical Fund and Conservative Fund’s expenses (excluding Underlying Fund Fees and Expenses, interest expense in connection with investment activities, taxes and extraordinary expenses) in order to limit Total Annual Fund Operating Expenses After Expense Reduction/Reimbursement for shares of the Tactical Fund and Conservative Fund to 1.35% of each Fund’s average net assets (the “Expense Cap”). The Expense Cap will remain in effect at least until January 31, 2021. A reimbursement may be requested by the Advisor for fee reductions and/or expense payments made within the prior three years if the aggregate amount actually paid by the Fund toward operating expenses for such period (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in place at the time of waiver or at the time of reimbursement. To the extent that either Fund incurs expenses excluded from the Expense Cap, net operating expenses of the Fund may be higher than the Expense Cap. The Expense Cap may be terminated at any time after January 31, 2021, by the Trust’s Board of Trustees upon 60-day notice to the Advisor, or by the Advisor with the consent of the Board.

The expense structure of the Acquiring Fund will continue following the Reorganization.

5.
Comparison of relative asset sizes of the Funds involved in the Reorganization. The total net assets of the Acquiring Fund (approximately $73,083,319 as of March 31, 2019) are larger than those of the Acquired Fund (approximately $52,492,283 as of March 31, 2019).

6.
Conclusion. The Trust believes that, after considering the NAST factors in their totality, it is appropriate for the Acquiring Fund to be considered the accounting survivor because, following the Reorganization, the investment adviser, the investment structure, goals, principal investment strategies, policies and restrictions, and the portfolio managers of the Combined Fund will be identical to those of the Acquiring Fund prior to the Reorganization. Further, the total assets of each Fund are similar and the Acquiring Fund will contribute a majority of the holdings of the Combined Fund.